

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 3, 2009

Mr. Baruh Hayut
Chairman and Chief Executive Officer
Modern Medical Modalities Corporation
439 Chestnut Street
Union, New Jersey 07083

>   **Re: Modern Medical Modalities Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed April 16, 2008**
>   **File No. 000-23416**

Dear Mr. Hayut:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services